Mail Stop 3-8

      				March 31, 2005



By Facsimile and U.S. Mail

Mr. Gregory R. Binkley
President and CEO
The Sportsman`s Guide, Inc.
411 Farwell Avenue South
St. Paul, MN 55075

      Re:    Form 10-K for the year ended December 31, 2004
                File No.  0-15767

Dear Mr. Binkley:

	We have completed a limited review of the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. Include these revisions in your future filings, including those for interim periods. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Year Ended December 31, 2004
Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations, page16
Critical Accounting Policies, page 16
1. In future filings, please disclose the uncertainties involved in applying your critical accounting policies and the variability that is reasonably likely to result from their application. In doing so, provide an analysis, to the extent material, of the factors you consider, how accurate your estimates or assumptions have been in the past and whether the estimates are reasonably likely to change in the future. Please disclose the impact of any material changes in each of your critical accounting estimates on income and financial position for the periods presented. Please refer to SEC Release No.
33-8350. In your response please show us what your revised disclosures will look like.

Table of Contractual Obligations, page 22
2. Please revise your disclosure in future filings to include the amount of estimated interest payments on long-term obligations for the periods presented as required by Item 303 (a)(5)(ii)(A) of
Regulation S-K.   Where interest rates are variable and unknown,
estimates of future variable rate interest payments may be
included
or excluded provided disclosure is made in a footnote to the table.
In this regard,  please include your assumptions used to calculate
such estimated interest payments.   Also, in your response please
tell us the reason for the difference in operating lease obligations reflected in this table and the amount reflected in footnote F. Consolidated Balance Sheets, page 22
3. We note you recorded $3 million in restricted cash and escrow liability in addition to allocating the $30 million purchase price to
The Golf Warehouse assets acquired and liabilities assumed.
Please
tell us why you believe you have a probable obligation to transfer future assets for the escrow liability and support your accounting treatment. If this is not the case, please tell us how you recorded the purchase price allocation for The Golf Warehouse. Please be specific in your response and include in any applicable accounting pronouncements. Reference is made to SFAS 141, paragraphs 26-27.

4. Please tell us and disclose if deferred revenue consists of both layaway and installment sales and/or gift cards, and if so, the amounts applicable to each revenue stream.

5. In future filings please present the par or stated value, the number of shares authorized, issued and outstanding and outstanding dollar amounts, if applicable, for your Series A Preferred Stock. Expand your disclosure to discuss any dividend and liquidation preferences, participation rights, call price and dates, conversion or exercise prices and unusual voting rights, as applicable. See Rule 4-08(d) of Regulation S-X. In your response, please show us what your revised disclosure will look like.
Consolidated Statements of Earnings, page 24
6. Please disclose whether membership fees combined with other service revenues exceed 10% of consolidated net sales, and if so, state them separately from the sale of tangible products. We also note you record sales net of returns and exchanges. Please advise or revise to present sales as either net sales or gross revenue less discounts, returns and allowances. See Rule 5-03(b) of Regulation S-
X.

Notes to Consolidated Financial Statements, page 31
Note A-Summary of Significant Accounting Policies, page 31
7. Please include a policy note discussing expenses classified within cost of sales specifically as it relates to your inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network. If you currently exclude a portion of these costs from cost of sales:
* Disclose the amount and line item they are presented for each period presented, and
* Disclose in Management`s Discussion and Analysis, that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.
We note that amounts billed to customers for shipping and handling are recorded in revenues at the time of shipment. Please disclose your policy for classifying shipping and handling costs. If such costs are significant and not included in cost of sales, disclose both the amount and the line item it is presented in your statements of earnings.

Note A-3. Revenue Recognition, page 31
8. Please tell us:
* How you recognize revenue for your installment payment plan sales and how such recognition corresponds to the timing of payments;
* How you record revenue for drop ship arrangements, and address whether you receive payments in advance of shipments, when the title and significant risks and rewards of ownership pass to the buyer and the form of affirmative acceptance necessary for you to recognize revenues; and
* The nature of your commission based affiliate-marketing arrangements with various search engines. Tell us the amount of consideration payments provided to third parties in 2004, 2003 and 2002, how you classify such payments in your statements of earnings and the applicable accounting pronouncements that support your treatment. We may have further comments.
Expand your revenue accounting policy to discuss the topics above, as applicable. In your response, please show us what your revised disclosure will look like.

9. Please expand your policy regarding recognition of membership fees to indicate how you determine the amount of the membership fee to be recognized into income as the members place orders. Please also tell us whether or not installment sales are treated differently.
10. Stock Options, page 33
10. Please tell us why your pro forma earnings per share cannot be accurately recalculated when using the pro-forma net earnings in this note and the weighted average number of shares outstanding in your statements of earnings.

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. File your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding our comments, please direct them to Brian V. McAllister at (202) 824-5664 or, Donna Di
Silvio at (202) 942-1852, or in their absence, to the undersigned at
(202) 942-2823.

									Sincerely,


									Michael Moran
									Branch Chief
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Mr. Binkley
The Sportsman's Guide, Inc.
March 31, 2005
Page 1